Exhibit 99.1

Arcimoto Reports Third Quarter 2019 Financial Results and Provides Corporate Update

EUGENE, Ore., November 14, 2019 –  Arcimoto, Inc.®, (NASDAQ:FUV) creators of the Fun Utility Vehicle® (FUV®), Rapid Responder™, and Deliverator™ – affordable, practical, and joyful ultra-efficient electric vehicles for everyday commuters and fleets – today provided a corporate update and announced financial results for the third quarter ended September 30, 2019.

The Company will be broadcasting a company update video as part of the webcast. The video can be viewed at https://www.youtube.com/watch?v=gqKxnd0C1Z4.

Recent Highlights:

●	Began retail production of Arcimoto’s Fun Utility Vehicle (FUV), with initial deliveries underway to customers in Oregon, California and Washington.
●	21 vehicles delivered and another four produced for internal marketing and engineering use since the launch of the FUV on September 19, 2019
●	Pre-orders for the FUV were 4,128 units as of September 30, 2019, as compared to 3,217 units as of December 31, 2018, and 3,018 units as of September 30, 2018.
●	Entered into distribution agreement with New Zealand-based EV Distributors to deliver a minimum of 160 Arcimoto vehicles over the next four years. Arcimoto has delivered the first three FUVs to EV Distributors per the terms of the agreement.
●	Delivered first of 40 planned FUVs to GoCar Tours, which will be used for GPS-guided tours of San Francisco.
●	Signed first FUV rental franchise with Key West-based franchisee R-KEY-MOTO, LLC to rent an initial set of 21 FUVs to tourists in the Florida Keys.
●	Subsequent to the end of the third quarter, fortified balance sheet with $2.4 million registered direct offering to accelerate retail production of the FUV.

Management Commentary

“The third quarter was highlighted by the most significant milestone in the 12-year-history of the Company – the initiation of production and delivery of retail Fun Utility Vehicles to pre-order customers,” said Mark Frohnmayer, Founder and President of Arcimoto. “Initial FUVs have been extremely well received by our customers and automotive and consumer media alike, underscoring the significant refinements made to the Fun Utility Vehicle in the push to delivery.

“We signed our first rental franchise in the quarter with a Key West-based franchisee to rent an initial set of 21 FUVs to tourists in the beautiful Florida Keys. As the ‘rentail’ model continues to be proven out, we expect new locations to spring up from both new and existing franchisees, further spurring growth of our backlog – which stood at 4,160 vehicles as of November 4.”

“As we look forward, opportunities including additional international markets and rental locations, FUV deployment for urban delivery and shared mobility applications, and autonomous Arcimoto platforms are coming into view. We will remain laser-focused on creating a very satisfied early adopter base as we plan for significant increases in production scale in the coming years. As Founder of Arcimoto, I am incredibly excited to have reached retail production and look forward to what our next chapter holds. We look forward to creating long-term value for both our customers and valued shareholders,” concluded Frohnmayer.

Third Quarter 2019 Financial Results

Total revenues in the third quarter of 2019 were $33,311 as compared to $5,793 in the third quarter of 2018. The increase in revenue in the third quarter of 2019 was primarily driven by the initial retail sales of Evergreen FUV.

The Company incurred an operating loss of $3.8 million in the third quarter of 2019, compared to $3.2 million in the third quarter of 2018. The Company incurred a net loss of $4.0 million, or ($0.22) per share in the third quarter of 2019, compared to a net loss of $3.2 million, or ($0.20) per share, in the third quarter of 2018.

The Company had $0.7 million in cash and cash equivalents as of September 30, 2019, compared to $1.2 million cash and cash equivalents as of June 30, 2019 and $4.9 million as of December 31, 2018. Subsequent to the close of the third quarter, the Company fortified its balance sheet through a $2.4 million registered direct offering.

Earnings Webcast Details

Management will host an investor webcast at 5:30 a.m. PDT (8:30 a.m. EDT) on November 14, 2019, to discuss Arcimoto’s third quarter 2019 financial results, provide a corporate update, and conclude with a Q&A from participants. To participate, please use the following information:

Third Quarter 2019 Investor Webcast

Date: Thursday, November 14, 2019

Time: 5:30 a.m. Pacific time (8:30 a.m. Eastern time)

Webcast: https://zoom.us/webinar/register/WN_bN39fUQKQtuninisiTphBQ

Please login to the webcast 10 minutes before the start of the webcast to ensure timely participation.

A playback of the webcast will be available for replay for 60 days on the IR section of the Arcimoto website at https://www.arcimoto.com/investor/.

The Company will be broadcasting an earnings update video as part of the webcast. The video can be viewed at the Arcimoto YouTube channel at https://www.youtube.com/arcimoto.

About Arcimoto, Inc.

Headquartered and manufactured in Eugene, Oregon, Arcimoto, Inc. (NASDAQ: FUV) is devising new technologies and patterns of mobility that together raise the bar for environmental efficiency, footprint and affordability. Available for pre-order today, Arcimoto's Fun Utility Vehicle, Rapid Responder, and Deliverator are some of the lightest, most affordable, and most appropriate electric vehicles suitable for everyday transport. For more information, please visit www.arcimoto.com.

Safe Harbor / Forward-Looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this press release are forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict and include, without limitation, our expectations as to opening FUV HUB rental franchises, and teaming with outside vehicle rental agencies; our ability to develop the Deliverator and Rapid Responder; and making FUVs increasingly affordable. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors discussed from time to time in documents which we file with the SEC. Any forward-looking statements speak only as of the date on which they are made, and except as may be required under applicable securities laws, we do not undertake any obligation to update any forward-looking statements.

Investor Relations Contact:

Greg Falesnik

Main: 949-385-6449

investor@arcimoto.com

Public Relations Contact:

Susan Donahue

Main: 646-454-9378

pr@arcimoto.com